VF 9/8/04

[redacted]

04013416

AM 9-7-2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number.	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

441 Lexington Ave.
(No and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bahman Mossavar-Rahmani (212) 983-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	New York	NY	10018-7010
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 01 2004
WASH, D.C. 208

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED AMERICAN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED JUNE 30, 2004

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

UNITED AMERICAN SECURITIES, INC.

JUNE 30, 2004

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
United American Securities, Inc.

We have audited the accompanying statement of financial condition of United American Securities, Inc., (the "Company") as at June 30, 2004, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United American Securities, Inc., as at June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
August 18, 2004

UNITED AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash and cash equivalents	$189,445
Deposit with clearing broker	25,000
Accounts receivable	299,733
Securities owned	153,413
Furniture, computer equipment, and software (less accumulated depreciation of $56,185)	15,586
Investment in affiliated entity	11,972
Deposits, prepaid expenses and other	31,821
Total assets	$726,970

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 34,844	
Deferred income taxes	90,000	
Total liabilities		$124,844
Stockholders' equity		602,126
Total liabilities and stockholders' equity		$726,970

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

Revenues:		
Investment advisory fees	$1,133,437	
Less: Investment solicitors' fees	88,779	$1,044,658
Commissions	64,077	
Less: Clearing and execution charges	63,656	421
Equity in income in affiliated entity		2,096
Dividends and interest		745
Realized and unrealized gains		34,014
Other		13,735
Total revenues		1,095,669
Expenses:		
Employee compensation and benefits		595,234
Insurance		14,063
Telephone and communications		10,478
Consulting		79,880
Professional fees		52,899
Depreciation		12,360
Rent		70,072
401(k) profit sharing plan expense		70,286
Computer expense		18,616
Office expenses, supplies and miscellaneous		117,510
Total expenses		1,041,398
Net income before provision for income taxes		54,271
Provision for income taxes:		
Current	10,500	
Deferred	4,000	14,500
Net income		$ 39,771

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock $1.00 Par Value 40,000 Shares Authorized		Pain-in Capital	Treasury Stock		Retained Earnings	Total
	Number Issued	Dollars		Number	Dollars		
Balance at July 1, 2003	818	$ 478	$281,882	(340)	($289,710)	$569,705	$562,355
Net income	-	-	-	-	-	39,771	39,771
Balance at June 30, 2004	818	$ 478	$281,882	(340)	($289,710)	$609,476	$602,126

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:		
Net income		$ 39,771
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 12,360	
Increase in accounts receivable	(10,144)	
Increase in investment in securities	(8,742)	
Increase in investment in affiliated entity	(2,096)	
Increase in deferred tax payable	4,000	
Decrease in deposits, prepaid expenses and other	48,199	
Decrease in accounts payable and accrued expenses	(38,890)	
Total adjustments		4,687
Net cash provided by operating activities		44,458
Cash flows used in investment activities:		
Purchase of computer equipment		(6,435)
Net increase in cash and cash equivalents		38,023
Cash and cash equivalents, beginning of year		151,422
Cash and cash equivalents, end of year		$189,445
Supplemental cash flow information:		
Income taxes paid		$ 2,600
Interest paid		$ -

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS.

United American Securities, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is principally engaged in an investment advisory business, introducing customers to its clearing broker pursuant to a fully disclosed clearance agreement, and to its prime broker's discount division.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Commissions:

Commission income and related clearing expenses are recognized as securities transactions occur.

(d) Investment Advisory Income:

Investment advisory fees are based on the portfolio balances and billed to the customer at the end of each calendar quarter, and recorded as income when accrued.

(e) Investment in Affiliated Entity:

The Company is a partner in an investment Partnership which records its portfolio on a mark to market basis. The Company records its pro rata share in the income and net assets on that basis.

(f) Securities Transactions:

Securities transactions are recorded on a trade date basis. Unrealized gain on equity security investments is determined by including unrealized gains and losses as securities are valued at the last sale price as listed on a national securities exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(g) Fixed Assets and Depreciation:

Fixed assets are carried at cost while maintenance and repairs are expensed currently. The provision for depreciation is based primarily on straight-line or accelerated methods for financial statement and tax purposes based upon the estimated useful lives of the assets.

(h) Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

NOTE 3 - LEASE COMMITMENTS.

The Company leases its office facility under an operating lease expiring on March 31, 2008, with an option to cancel after three years, at an annual base rent of $57,500.

NOTE 4 - NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2004 the Company had net capital of $449,354, which exceeded its minimum requirement by $444,354.

NOTE 6 - DEFERRED TAXES.

Deferred taxes are as a result of timing differences because the tax reporting is on a cash basis rather than the accrual method used for accounting. In addition, deferred taxes are accrued on the unrealized gains of the securities owned.

NOTE 7 - CASH ACCOUNTS.

The Company maintains its cash accounts in a bank and a brokerage company. Accounts are insured up to $100,000 at the bank by the FDIC, and up to $100,000 by SIPC (Securities Investors Protection Corporation) at the brokerage company. There was no uninsured cash at June 30, 2004.

NOTE 8 - 401(k) PROFIT SHARING PLAN.

The Company sponsors a 401(k) profit sharing plan covering all eligible employees. Contributions are made at the discretion of the Board of Directors. In 2003, total contributions amounted to $70,286.

UNITED AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
JUNE 30, 2004

NET CAPITAL

Stockholders' equity		$602,126
Deductions:		
Non-allowable assets:		
Fixed assets	$ 15,586	
Deposits, prepaid expenses, and other	31,821	
Investment in affiliated entity	11,972	
Receivables over 30 days	51,765	
Total deductions		111,144
Net capital before haircuts		490,982
Haircut on marketable securities		41,628
Net capital		449,354
Minimum net capital requirement - the greater of 6 2/3% of aggregate indebtedness of $34,844 or $5,000		5,000
Excess net capital		$444,354
Schedule of aggregate indebtedness:		
Accrued expenses and other liabilities		$ 34,844
Ratio of net capital to aggregate indebtedness		12.90 to 1

The difference of $241,611 between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA filed as of June 30, 2004 is as a result of year end audit adjustments as follows:

Net worth was reduced by year end tax accrual adjustments of $13,840, depreciation expense of $12,357, and write-off of various asset accounts in the amount of $11,134. Additional income was accrued in the amount of $19,689.

The unallowable receivables over 30 days old were reduced by $228,409, and the haircut calculation was increased by $105 due to a correction in the calculation. The fixed assets charge was reduced by $14,604 because of year end depreciation and correction of bookkeeping postings. Deposits, prepaid expenses and other were reduced by $2,119 due to correction of bookkeeping postings. Investment in and receivables from affiliates was reduced by $14,188 due to adjustment of the investment in the equity in the affiliated entity.

UNITED AMERICAN SECURITIES, INC.

STATEMENT REGARDING SEC RULE 15c3-3
JUNE 30, 2004

The Company is exempt from the requirements of the Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(ii) of that rule.

WEINICK SANDERS LEVENTHAL & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

UNITED AMERICAN SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

JUNE 30, 2004

UNITED AMERICAN SECURITIES, INC.

JUNE 30, 2004

INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
United American Securities, Inc.

In planning our audit of the financial statements and supplemental schedule of United American Securities, Inc. (the "Company"), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co., LLP

New York, New York
August 18, 2004